UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 24, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vampt America, Inc.

File No. 0-53998 - CF#28604

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      Vampt America, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on July 12, 2012 and amended October 1, 2012.

      Based on representations by Vampt America, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 10.1   through January 1, 2015

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          John Reynolds
          Assistant Director